Legacy Builders Management, LLC

818 Natchez Valley Trace

Grayson, GA 30017

September 9, 2020

Mr. Jonathan Burr

Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:	LB 1, LLC Offering Statement on Form 1-A File No. 024-11147

Dear Mr. Burr:

I hereby request Qualification of the above-referenced offering statement at 4pm Eastern time on September 11, 2020, or as soon thereafter as is practicable.

Sincerely,

Amed Hazel

Manager

Legacy Builders Management, LLC

of LB 1, LLC